UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of October 2006

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

L3, 40 Johnston Street, Wellington 6011, New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: October 11th, 2006	By:	/s/ David Newman

(Signature)

David Newman
Director

Wellington, New Zealand – 11th October 2006 Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

PRESS RELEASE

11th October 2006

Cheal Oil Field Development

Austral Pacific Energy Ltd. announced today that drilling of the first of the development wells in the Cheal oil field commenced on Tuesday 10 October.

The Cheal oil field is located in Petroleum Mining Permit 38156 in the onshore Taranaki Basin. Austral Pacific holds a 36.5 percent interest in the Cheal oil field and is the operator.

The Cheal B1 well is the first of four wells to be drilled back-to-back from the Cheal B site as part of the Cheal oil field development. The Cheal B wells are planned to intersect Mt Messenger and Moki targets identified from the interpretation of the Brecon 3D seismic.

In making the announcement Chief Executive Officer Rick Webber said “The commencement of the drilling of the Cheal B wells marks a significant milestone in this project. The Cheal Joint Venture has put in a place a development programme which will deliver oil production of approximately 1000 barrels a day during 1Q 2007, rising to approximately 1900 barrels a day during 2Q 2007.”

An independent reserves estimate by an internationally recognized engineering firm has estimated total gross proved, probable and possible remaining reserves as of 31st December 2005 of 4.4 million barrels oil for Cheal.

The commencement of the development drilling from the Cheal B site comes less than three months after the partners approved the development of the Cheal oil field and follows the award of the mining permit in July. Petroleum Mining Permit 38156 provides for production from the Cheal oil field for an initial term of 10 years with a right to extend the duration of the permit following the delineation of further reserves.

Total expenditure for the development is budgeted at NZ$25 million (US$16 million).

Following completion of the drilling of the wells at the Cheal B site the Ensign Energy Services Rig 19 will be moved to the Cheal A site to drill two further development wells. At the same time as drilling commences from the Cheal A site, a programme of continuous well testing will start on the Cheal B wells. In addition to the drilling of new wells at the Cheal A site, the existing Cheal A3X and A4 wells will be worked over and re-completed. The workovers are planned to commence in December 2006.

Mr Webber commented that long term production testing from the Cheal A4 well using interim production facilities will continue until the Cheal B wells are ready for testing. The extended production test of the Cheal A4 well will enable the joint venture participants to undertake further monitoring of the reservoir performance ahead of the commissioning of the field’s permanent processing facilities in 1Q 2007.

Ends

Web site: www.austral-pacific.com

Email: ir@austral-pacific.com

Contact: Rick Webber, CEO, +64 (4) 495-0888

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions. See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.